UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                               Exide Technologies
                  --------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    302051206
                            ------------------------
                                 (CUSIP Number)


                                January 26, 2005
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



                                Page 1 of 5 Pages

                                  SCHEDULE 13G
---------------------                                       -----------------
CUSIP No. 302051206                                         Page 2 of 5 Pages
---------------------                                      ------------------
===========================================================================
Name of Reporting Persons (entities only).
I.R.S. Identification Nos. of Above Persons
MELLON HBV ALTERNATIVE STRATEGIES LLC
---------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)  [ ]         (b)  [ ]
---------------------------------------------------------------------------
3  SEC Use Only
---------------------------------------------------------------------------
4  Citizenship or Place of Organization
   United States of America
--------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
Number of Shares        5  Sole Voting Power
Beneficially Owned by                       1,405,816
Each Reporting Person
With
   ---------------------------------------------------------------------------
   6  Shared Voting Power
                   0
   ---------------------------------------------------------------------------
   7  Sole Dispositive Power
                   1,405,816
   ---------------------------------------------------------------------------
   8  Shared Dispositive Power
                   0
--------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned By Each Reporting Person
                1,405,816
---------------------------------------------------------------------------
10  Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                            [ ]
---------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
                  5.8%
---------------------------------------------------------------------------
12  Type of Reporting Person (see Instructions)
                  IA
===========================================================================

                                                             Page 3 of 5 Pages
                                  SCHEDULE 13G


Item 1.
               (a)  Name of Issuer:

                    Exide Technologies (the "Company")

               (b)  Address of Issuer's Principal Executive Office:

                    Crossroads Corporate Center
                    3150 Brunswick Pike, Suite 230
                    Lawrenceville, NJ  08648

Item 2.        Name of Person Filing

               (a)  Name of Person Filing:

                    Mellon HBV Alternative Strategies LLC

               (b)  Address of Principal Office:

                    200 Park Avenue

                    Suite 3300

                    New York, New York 10166-3399

               (c)  Citizenship:

                    The  Reporting  Person  is  a  Delaware  limited   liability
                    company.

               (d)  Title of Class of Securities:  Common Stock

               (e)  CUSIP Number:  302051206



Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

               Not Applicable.

                    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

                    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

                    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                    (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

                    (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

                                                              Page 4 of 5 Pages


                    (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

                    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j)    [    ]    Group,     in    accordance     with    ss.
                    240.13d-1(b)(1)(ii)(J).

                    Item 4. Ownership

                    ( a) Amount Beneficially Owned:

                    The Reporting Person owns 1,405,816 shares of the Company's Common Stock (the "Shares"). The Reporting Person serves as investment adviser of certain clients (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients collectively hold the Shares. The Reporting Person has sole voting and dispository power of the shares of the Company's Common Stock held by each Client.

                  (b)      Percentage of Class:

                           5.8%

                  (c)      Number of shares of which such person has:

                    (i) power to vote or to direct the vote:

                                    1,405,816

                    (ii) Shared power to vote or to direct the vote

                                    0

                    (iii) Sole power to dispose or to direct the disposition of:

                                    1,405,816

                    (iv) Shared Dispositive Power:

                                    0



Item 5.           Ownership of Five Percent or Less of a Class
                           Not Applicable.

     Item 6. Ownership of More Than Five Percent on Behalf of Another Person

     The Reporting Person serves as investment adviser of the Clients. The Reporting Person has sole voting and dispository power of the shares of the Company's Common Stock held by each Client.

                                                             Page 5 of 5 Pages


     Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

                           Not applicable.

Item 8.           Identification and Classification of Members of the Group

                           Not Applicable.

Item 9.           Notice of Dissolution of Group.

                           Not Applicable.

Item 10.          Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2005

                                 MELLON HBV ALTERNATIVE STRATEGIES LLC

                                 By: /s/ WILLIAM F. HARLEY III
                                 Name:  William F. Harley III
                                 Title:  President and Chief Executive Officer